

      

2026 Half year results

Six months ended 30 June 2026 (unaudited)

Adjusted results[2]			Reported results		
Six months ended 30 June	2026	vs 2025		2026	vs 2025
Organic revenue growth		**2.6%**[3]	**Revenue**	**£5,602m**	**2.2%**
Adjusted gross profit	**£3,728m**	**4.7%**[4]	**Gross profit**	**£3,691m**	**4.7%**
Adjusted gross margin	66.5%	140bps[4]	Gross margin	65.9%	160bps
Adjusted operating profit	**£1,364m**	**8.2%**[4]	**Operating profit**	**£1,172m**	**(2.6)%**
Adjusted operating profit margin	24.3%	120bps[4]	Operating profit margin	20.9%	(110)bps
Adjusted diluted earnings per share	**10.3p**	**12.0%**	**Diluted earnings per share**	**8.5p**	**(4.5)%**
Free cash flow	£769m	£35m	Net cash flow from operating activities	£1,044m	£17m
Net debt/Adjusted EBITDA	2.5x				

Organic revenue growth[2]: Q2 +3.1% with sequential improvement driven by North America

- *Group:* Sequential improvement with Q2 +3.1%; balanced between price 1.7% and volume/mix 1.4%
- *North America:* Q2 +3.1% (vs +1.0% in Q1) reflecting benefits from growth initiatives and execution
- *EMEA & LatAm:* Q2 +1.7% reflecting challenging market backdrop in Europe and Middle East
- *Emerging markets:* Q2 +6.3% reflecting a strong performance across China, India and Latin America
- *Oral Health:* Q2 +6.2% with continued momentum led by *Sensodyne* and *parodontax* supported by innovation
- *Market share:* In challenging markets, 73%[5] of the business gained or maintained market share

Adjusted operating profit growth[2]: H1 +8.2% at CER[4] driven by adjusted gross margin

- *Adjusted gross margin:* H1 66.5%, up 140bps constant currency due to strong execution on productivity
- *Growth reinvestment:* H1 A&P +3.2% at constant currency, ahead of sales growth
- *Adjusted operating margin:* H1 +160bps at AER to 24.3% (+120bps CER) reflecting gross margin benefit
- *Adjusted diluted EPS:* 10.3p, up 12.0%
- *Reported operating profit:* (2.6)% to £1,172m with margin of 20.9%, impacted by restructuring costs

Strong cash flow and disciplined capital allocation supporting shareholder returns

- *Free cash flow:* H1 £769m, up £35m supported by strong operating leverage
- *Net debt/Adjusted EBITDA:* 2.5x at end of H1, in line with medium term guidance
- *Announced capital investment:* c.£240m in two new manufacturing sites in China and India to support growth
- *Share buyback:* Completed £457m out of £500m allocated to share buybacks for 2026
- *Interim dividend:* 2.4p, a 9% increase (vs 2025), in line with policy of paying 1/3 of prior year dividend

FY 2026 outlook unchanged

- *Organic revenue growth:* Expected to be in the range of 3-5%
- *Adjusted operating profit growth:* High single digit growth at constant currency

Brian McNamara, Chief Executive Officer, said:
"We delivered a good first half performance in what remains a challenging consumer environment, with sequential improvement in Q2 and a more balanced price and volume/mix.

North America delivered further progress and Emerging Market growth accelerated particularly in China, India and Latin America. Oral Health remained the standout performer supported by innovation and excellent in-market execution. Competitive performance was also strong, with 73% of the portfolio gaining or maintaining share.

We continue to make strong progress on productivity. This supported gross margin expansion, strong operating profit growth and enables investment behind our brands, innovation and capabilities.

Looking ahead, while the external environment remains uncertain, we remain confident in our guidance for the year and our medium-term guidance, underpinned by strategic initiatives and the implementation of the new operating model, which will drive greater agility and further growth."

Footnotes can be found on page 3


FY 2026 outlook
For FY 2026 the Group continues to expect:
- Organic revenue growth of 3%-5%
- High-single digit adjusted operating profit growth at constant currency
- Net interest c.£255m; Adjusted effective tax rate c.24.5%

Foreign exchange
The Group now expects a slightly positive foreign exchange translation impact on net revenue and adjusted operating profit respectively, this is based on Bloomberg forward consensus rates averaged over 2026[6].

Medium term guidance
Haleon's medium-term guidance is as follows:
- 4-6% annual organic revenue growth
- High-single digit adjusted operating profit growth at constant currency

Adjusted operating profit growth is expected to be supported by c.50 to 80bps (on average) per annum of adjusted gross profit margin expansion (at constant currency). This is expected to drive financial flexibility through the P&L to enable continued healthy investment in A&P and R&D. Together with continued optimisation of tax and interest, this should support strong adjusted EPS growth.

We believe optimal leverage for Haleon is around 2.5x net debt/adjusted EBITDA. We believe that this is the right level to enable the business to appropriately balance our capital allocation priorities of continued investment for growth, optionality for M&A, providing attractive shareholder returns and sustaining a strong investment grade credit balance sheet.



Presentation for analysts and shareholders

A recorded results presentation by Brian McNamara, Chief Executive Officer, and Dawn Allen, Chief Financial Officer, will be available shortly after 7:00am BST (8:00 am CEST) on 30 July 2026 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 9:00am BST (10:00am CEST).

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK: +44 (0) 808 189 0158
US: +1 855 979 6654
All other: +44 (0) 203 936 2999
Passcode: 081063

An archived webcast of the presentation will be available later on in the day of the results and can be accessed at www.haleon.com/investors.

Financial timetable

Q3 2026 Trading Statement   29 October 2026

Enquiries
Investors   **Media**
Jo Russell   +44 7787 392441   Zoë Bird   +44 7736 746167
Rakesh Patel   +44 7552 484646   Victoria Durman   +44 7894 505730
Email: investor-relations@haleon.com   Email: corporate.media@haleon.com

About Haleon plc
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as *Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu* and *Voltaren* are trusted by more than one billion consumers and are recommended by health professionals around the world. For more information please visit www.haleon.com

Notes and forward looking statements
1. The commentary in this announcement contains forward-looking statements and should be read in conjunction with the cautionary note on page 32
2. Organic revenue growth, organic operating profit growth, adjusted operating profit, adjusted operating profit margin, adjusted gross profit, adjusted gross profit margin, adjusted diluted earnings per share, free cash flow, adjusted profit attributable to shareholders, net debt, adjusted EBITDA, adjusted effective tax rate, adjusted profit before tax and net debt/adjusted EBITDA are non-IFRS measures; definitions and calculations of non-IFRS measures can be found on pages 32 to 44
3. On an organic basis, at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites
4. At constant currency
5. Refers to Consumer Health market. Market share statements throughout this announcement are estimates based on the Group's analysis of third party market data of revenue for YTD May 2026 including IQVIA, IRI and Nielsen data. Represents percentage of brand-market combinations gaining or maintaining share (this analysis covers c.90% of Haleon's total revenue).
6. As of 30 June 2026


We are guided by our purpose to deliver better everyday health with humanity. At our Capital Markets Day in May 2025, we outlined our Win as One strategy that will unlock significant potential as we transform into an agile, world class consumer company through three key areas: growth, productivity and culture.

It will support our ambitions to reach one billion more consumers by 2030 and deliver industry-leading shareholder returns.

Growth

Leveraging our global footprint, scaling our innovations and capitalising on the strength and breadth of our superior brands, will enable us to deliver health in more hands. We are focused on three key areas:

Closing the incidence versus treatment gap: Examples include in China, 75% of adults experience gum problems, yet only 40% seek treatment. The launch of *parodontax* introduced the first toothpaste clinically proven to address the root cause of bleeding gums by breaking down plaque. Developed with local sensory scientists, the formulation was tailored to Chinese consumer preferences, combining efficacy with a sweeter flavour profile, enhanced fragrance and a richer foaming experience, driving strong consumer uptake. Overall, this resulted in strong double-digit growth for the brand in the region.

Innovation-led premiumisation: Haleon launched *Centrum Age Defy* in the US, a high-potency multivitamin formulated to help consumers stay ahead of ageing. Initial results have been strong, supported by effective activation driving market share gains. *Voltaren 2% Gel*, the only clinically proven 2% diclofenac formulation shown to deliver deep joint penetration, continued to perform strongly with launches rolled out in further markets following its successful activation in China in 2025. In India, growth was driven by expert advocacy and its clinically proven 12-hour pain relief claim. In China, *Voltaren 2% Gel* helped the brand achieve its highest-ever market share, supported by impactful in-store activation and sports partnerships that increased awareness and relevance among both active and older consumers.

Expanding our reach with lower income consumers: Two years ago, Haleon launched an Rs. 20 *Sensodyne* pack in India, to drive penetration with new consumers at a more affordable price point. Distribution has grown to more than 500,000 stores, reaching critical mass, supported by strong media investment and rural outreach programmes. During the half, we launched *Sensodyne Fresh Gel* at the same Rs. 20 price point, which has seen strong consumer uptake. These initiatives helped drive double-digit Sensodyne growth in India, with more than 40% of tubes sold in H1 coming from affordable offerings. Building on this success, we have launched a value-tier proposition in Brazil, initially piloting in São Paulo, where early results have been encouraging.

Productivity

Haleon is developing a more efficient and agile supply chain. Initiatives are expected to realise £800m in gross supply chain savings by 2030 and contribute 50 to 80bps per annum (on average) of adjusted gross profit margin improvement at constant currency per annum. Haleon's supply chain strategy is focused on a number of key pillars:

Immediate Accelerators for a near-term impact
- We continued to make progress and have reduced SKUs by c.27% (target c.30% by 2028) and formulations by c.26% (target 25-30% by 2028) since the beginning of 2024
- Over 180 robots have been implemented worldwide over the last 18 months to enhance productivity and safety in manufacturing processes


Strategy (cont.)

Operational Excellence to drive improvement across daily operations through shifting to a culture of quality and performance

- Trial of continuous manufacturing for tablet production to reduce traditional batch processes has been successful

Build for Tomorrow focused on the mid-to-longer term horizon, with benefits starting to be felt from 2027

- We agreed a five-year strategic partnership with Microsoft to enhance capabilities, simplify processes and leverage data more effectively across the business, including the supply chain
- Across our supply chain network, we continue to advance network optimisation initiatives, helping build a more efficient and fit-for-purpose manufacturing network through footprint optimisation. This includes a c.£175m investment in a new oral health manufacturing facilities in India due to open in 2028 with supply commencing the following year. In addition, we will strengthen our manufacturing footprint in China with a c.£65m investment in a new Oral Health manufacturing plant.

Culture

In support of our Win as One ambitions, we are shaping a culture that will help us to deliver on our strategy and financial commitments. A world-class, agile and performance-focused consumer company, will be underpinned by our purpose to deliver better everyday health with humanity.

In January 2026, we announced the evolution of Haleon's operating model to be a critical enabler of our strategy - simplifying how we work, enabling faster and clearer decisions, bringing us closer to consumers, and building a more connected, agile and performance-focused organisation.

Having now largely completed the design phase, Haleon is moving to implementation. Key elements include:

- The creation of a new Chief Growth Officer (CGO) role. The CGO role has responsibility for Haleon's category organisation, Marketing and Strategy functions, as well as a new global Commercial Excellence team. The CGO leads Haleon's growth and innovation agenda in partnership with the R&D and Supply Chain functions.

- Six Operating Units bringing the voice of consumers deeper into strategic decision making, taking accountability for in-year performance, execute category strategies and partner with functions to build capability and long-range plans

- Functions will focus on the capabilities, priorities and ways of working that matter most, operating efficiently and effectively

The implementation of the operating model is expected to result in annualised gross cost savings of c. £175m-200m over the next two years, with a third of the savings to be delivered in 2026 and the remainder in 2027. The savings will be delivered through leveraging our new Growth function, streamlining our organisation to be category led and leveraging automation and AI. We expect to incur costs broadly in line with the annualised gross savings, with a higher proportion of costs weighted towards 2026.


Category review

Revenue by product category for the six months ended 30 June:

	Revenue (£m)		Revenue change (%)			
	2026	**2025**	**Organic**[1]	**FX impact**	**Net M&A impact**	**Reported**
Oral Health	1,838	1,728	7.3%	(0.9)%	–	6.4%
VMS	849	833	1.9%	–	–	1.9%
Pain Relief	1,323	1,286	2.1%	0.8%	–	2.9%
Respiratory Health	850	893	(4.7)%	(0.1)%	–	(4.8)%
Digestive Health	490	491	2.4%	(2.6)%	–	(0.2)%
Therapeutic Skin Heath and Other	252	249	1.6%	0.8%	(1.2)%	1.2%
Group revenue	**5,602**	**5,480**	**2.6%**	**(0.4)%**	**(0.0)%**	**2.2%**

1. Definitions and calculations of non-IFRS measures can be found on pages 32 to 44

All commentary below refers to organic revenue growth unless otherwise stated.

Oral Health (33% of H1 2026 revenue)
H1 organic revenue: +7.3% (reported: +6.4%); Q2: +6.2% (reported: +6.8%)

During the half, Oral Health delivered strong market share gains supported by innovations and geographic expansion, combined with strong in-market execution. We remain confident in the category's growth potential supported by a strong innovation pipeline and geographic expansion.

Double digit growth in *Sensodyne* was supported by continued strength in the *Sensodyne Clinical* platform. *Clinical White* continues to drive penetration gains, attracting a younger audience into the franchise. Haleon launched *Sensodyne Clinical Repair* in the US, with early data indicating it is the number one innovation in the category in value terms.

Across *parodontax,* strong performance was seen from recent innovation launches including *parodontax Gum Strengthen & Protect* in US. In addition, the launch in China continues to progress at pace. This, combined with penetration growth across a number of markets supported double digit growth for the brand.

Denture Care saw mid-single digit growth with the *Max Hold* + premium range of adhesives continuing to scale. *Poligrip Ultimate All in One* continues to expand geographically, with the recent launch in Japan. *Aquafresh* declined mid-single digit.

VMS (15% of H1 2026 revenue)
H1 organic revenue: +1.9% (reported: +1.9%); Q2: +2.2% (reported: +4.3%)

Mid-single digit growth in *Centrum* reflected a strong performance in North America and APAC. Growth in North America was driven by stronger distribution, the launch of innovations including *Centrum Age Defy* and the activation of biological ageing claims on *Centrum Silver* driving market share gains. Performance in APAC reflected the launch of an upgraded *Centrum Daily Kit* in China. Europe was flat with a decline in the second quarter reflecting weak market conditions.

Caltrate grew mid-single digit, supported by e-comm and the expansion of *Caltrate glucosamine* platform and *Caltrate Joint* which continues to scale.

Strong performance in *Centrum* and *Caltrate* was partly offset by a decline in local brands including *Be-Total, Scotts* and *Vitasprint.*


Category review (cont.)

Pain Relief (24% of H1 2026 revenue)
H1 organic revenue: +2.1% (reported: +2.9%); Q2: +4.6% (reported +7.0%)

H1 organic growth was driven by mid-single-digit growth in *Voltaren*, supported by innovation including the launch of *Voltaren 2% Gel* in a number of markets which delivered strong market share gains, particularly in China. We also extended the brand into the non-medicated topical segment with the launch of our Sensorials portfolio in France and Australia, including *VoltaHeat* and *VoltaCool*. Early results are encouraging, with share gains driving incremental category growth. Performance also benefited from retail ordering patterns

Panadol also grew mid-single digit through the continued success of the *That's One for Panadol* campaign. Growth was supported by innovation including *Panadol Dual Action*, a paracetamol and ibuprofen combination product leveraging technology in *Advil* in markets including the UK. Strong performance was also seen from an improved formulation for *Panadol Kids* in Australia.

Advil saw a slight decline but outperformed the market. Performance in the second quarter was supported by activation of a new campaign, *For the Assist* in North America around the FIFA World Cup. This, combined with retailer ordering patterns helped drive low-single digit growth in the second quarter.

Respiratory Health (15% of H1 2026 revenue)
H1 organic revenue: (4.7)% (reported: (4.8)%); Q2: (6.5)% (reported: (4.6)%)

The decline in H1 organic revenue growth reflected a weak cold and flu season, particularly in North America, Central & Eastern Europe and China. Whilst the second quarter is smaller for cold and flu sales, APAC saw significant double-digit declines from lower levels of incidence, particularly in China. Allergy was flat with a strong early season before trending below prior year levels as the season progressed.

Otrivin grew mid-single digit with continued market share gains in *Otrivin Nasal Mist.* This innovation launched in New Zealand with a full pharmacy roll out ahead of the southern hemisphere winter and is expected to be launched in additional markets in H2. Smokers' Health declined high single digit in H1 2026 and mid-single digit in Q2.

Digestive Health (9% of H1 2026 revenue)
H1 organic revenue: +2.4% (reported: (0.2)%); Q2: +5.5% (reported: +5.9%)

H1 performance was driven by mid-single digit growth in *Tums* supported by innovations and activations around *Chewy Bites* and the launch of *TUMS + Gas Relief* in the US along with activations around the FIFA World Cup*. Benefiber* was up double digit helped by media activations to attract younger consumers to category. This was offset by double digit decline in *Nexium*.

ENO revenue sequentially improved with double digit growth in both Latin America and India in the second quarter driven by strengthened in-market execution.

Therapeutic Skin Health and Other (4% of H1 2026 revenue)
H1 organic revenue: +1.6% (reported: +1.2%); Q2: 0.4% (reported: 0.8%)

Across the half, *Zovirax* delivered strong performance. This was offset by a decline in *Fenistil.*



Regional review

Revenue by geographical segment for the six months ended 30 June:

	Revenue (£m)		Revenue change (%)					
	2026	**2025**	**Organic[1]**	**Price[1]**	**Vol/Mix[1]**	**FX impact**	**Net M&A impact**	**Reported**
North America	1,830	1,851	2.0%	2.5%	(0.5)%	(3.1)%	-	(1.1)%
EMEA and LatAm	2,416	2,309	1.9%	3.0%	(1.1)%	2.9%	(0.1)%	4.7%
APAC	1,356	1,320	4.7%	(0.2)%	4.9%	(2.0)%	-	2.7%
Group	5,602	5,480	2.6%	2.1%	0.5%	(0.4)%	(0.0)%	2.2%

Adjusted operating profit by geographical segment for the six months ended 30 June:

	Adjusted operating profit[1] (£m)		YoY organic change[1]	FX impact	Net M&A impact	YoY change
	2026	**2025**		**2026**		
North America	421	384	15.3%	(5.7)%	-	9.6%
EMEA and LatAm	677	584	8.9%	7.4%	(0.3)%	16.0%
APAC	334	308	11.9%	(3.6)%	-	8.3%
Corporate and other unallocated	(68)	(33)	>(100)%	27.3%		>(100)%
Group adjusted operating profit[1]	**1,364**	**1,243**	**8.3%**	**1.5%**	**(0.1)%**	**9.7%**

Adjusted operating profit margin by geographical segment for the six months ended 30 June

	Adjusted operating profit margin[1] (%)		YoY organic change[1]	FX impact	Net M&A impact	YoY change
	2026	**2025**		**2026**		
North America	23.0%	20.7%	270bps	(40)bps	0bps	230bps
EMEA and LatAm	28.0%	25.3%	170bps	110bps	(10)bps	270bps
APAC	24.6%	23.3%	160bps	(30)bps	0bps	130bps
Group[1]	24.3%	22.7%	130bps	40bps	(10)bps	160bps

1. Definitions and calculations of non-IFRS measures can be found on pages 32 to 44. Reconciling items for these purposes are the adjusting items, which are defined under "*Use of Non-IFRS Measures*". A reconciliation between operating profit and adjusted operating profit is included under "*Use of Non-IFRS Measures*".

All commentary below refers to organic revenue growth unless otherwise stated.

North America: (33% of H1 2026 revenue)
H1 organic revenue: +2.0% (reported: (1.1)%); Q2: +3.1% (reported: +3.1%)
H1 2026 organic revenue growth was 2.0% with 2.5% price and (0.5)% volume/mix. In Q2, organic revenue growth of 3.1% was split +1.1% price and +2.0% volume/mix. More balanced growth in the second quarter was a result of improved execution across retailer partnerships, shelf resets, distribution, media and innovation. Together this translated into a stronger share performance despite a challenging consumer environment

We continue to expect growth in North America to improve in the second half. This will be underpinned by the full benefits from shelf-resets and distribution gains across Oral Health, VMS and Pain Relief. In addition, better media effectiveness alongside further innovation roll out and a reduced drag from Respiratory Health will support performance.

During the quarter:
- Mid-single digit growth in Oral Health reflected share gains across *Sensodyne* and *parodontax*. Consumption across the category outperformed the market by over two times


- VMS grew low single digit, with mid-single digit growth in *Centrum,* supported by strong momentum from recent innovation launches partly offset by a decline in *Emergen-C*
- Pain Relief grew mid-single digit driven by strength in *Voltaren,* improved performance across *Advil* with the brand seeing share gains in a declining market, and the launch of *Excedrin Rapid Relief*
- Respiratory Health declined low-single digit. Smokers' Health performance improved against a weak comparative, and declined mid-single digit
- Digestive Health grew mid-single digit, supported by double digit growth in *Tums* and *Benefiber,* underpinned by new media activations. This was partly offset by a double-digit decline in *Nexium*
- Therapeutic Skin Health and Other grew double digit with strength in *Zovirax*

H1 2026 adjusted operating profit grew 15.3% at constant currency, driven by cost efficiencies which were partly offset by an increase in A&P. Adjusted operating profit margin was 23.0%, up 270bps at constant currency and 230bps at AER.

EMEA and LatAm: (43% of H1 2026 revenue)
H1 organic revenue: +1.9% (reported: +4.7%); Q2: +1.7% (reported: +4.9%)
H1 2026 organic revenue grew 1.9% with 3.0% price and (1.1)% volume/mix. In Q2, organic revenue growth was 1.7% with 3.5% price and (1.8)% volume mix.

In the half, Latin America saw mid-single digit growth with an acceleration in the second quarter, growing high-single digit benefiting from an improved macro-economic environment and stronger execution particularly in *Sensodyne* and *ENO*. Middle East and Africa also grew mid-single digit, with a broadly flat performance in the second quarter, impacted by weakness in UAE from geopolitical conflicts in the region. Modest growth in Europe reflected a weak consumer backdrop against an overall market that declined.

During the quarter:
- Mid-single digit growth in Oral Health was supported by a strong performance from *Sensodyne*, *Polident/Poligrip* and *parodontax* reflecting innovation launches and strong in market execution
- VMS declined mid-single digit with strength in *Centrum* more than offset by a decline in local brands
- Pain Relief grew mid-single digit underpinned by strength in *Voltaren* and *Panadol*
- Respiratory Health revenues declined impacted by weakness in allergy
- Growth in Digestive Health was supported by strength in *ENO* in Latin America and a number of local brands
- Therapeutic Skin Health and Other declined mid-single digit driven by weakness in *Fenistil*

H1 2026 adjusted operating profit grew 8.6% at constant currency, driven by cost efficiencies. Adjusted operating profit margin was 28.0%, up 160bps at constant currency and 270bps at AER.

Asia-Pacific (APAC): (24% of H1 2026 revenue)
H1 organic revenue :+4.7% (reported: +2.7%); Q2:+5.4% (reported: +5.7%)
H1 2026 organic revenue growth was +4.7% with (0.2)% price and 4.9% volume mix. Haleon consumption continued to outperform the market. Q2 organic revenue growth of 5.4% was split (0.7)% price and +6.1% volume/mix. The decline in price in Q2 reflected a negative impact from strong hospital channel growth in China

India delivered double digit growth from strong in-market execution particularly for *Sensodyne*. An improved performance in China, up high-single digit in the second quarter, was supported by investment in e-commerce including Douyin. South-East Asia & Taiwan was up low-single digit, reflecting a slowdown in the second quarter arising from the conflict in the Middle East leading to a softer consumer backdrop.


North Asia declined low-single digit from supply constraints in Oral Health which have now been resolved. Australia & New Zealand grew mid-single digit.

During the quarter:
- Oral Health grew double digit driven by *Sensodyne* and *Denture care*
- VMS delivered mid-single digit growth with strength in both *Centrum* and *Caltrate* from innovation launches and phasing of orders combined with an acceleration in e-comm performance
- Performance in Pain Relief was underpinned by double digit growth in *Voltaren* including *Voltaren 2% gel* supported by excellent in-store execution
- Respiratory Health declined double digit with soft demand for Cold and Flu products
- Strong performance in Therapeutic Skin Health and Other supported by *Bactroban*

H1 2026 adjusted operating profit grew 11.9% at constant currency. This was driven by positive operating leverage combined with cost efficiencies, which more than offset an increase in A&P. Adjusted operating profit margin was 24.6% and increased 160bps at constant currency and 130bps at AER.



Regional review - new reporting structure


In January 2026, Haleon announced the evolution of its operating model to drive growth and agility in support of its Win as One ambition. This resulted in a structural reporting change to reflect the organisation of the business. North America remains largely unchanged. Europe will be reported as a separate segment. India Subcontinent (ISC) is separated from Asia Pacific and is now part of our International segment which also includes Latin America and Middle East & Africa. Going forward, Haleon will report performance against this structure.

Revenue by geographical segment for the six months ended 30 June:

	Revenue (£m)		Revenue change (%)					
	2026	**2025**	**Organic[1]**	**Price[1]**	**Vol/Mix[1]**	**FX impact**	**Net M&A impact**	**Reported**
North America	1,830	1,851	2.0%	2.5%	(0.5)%	(3.1)%	–	(1.1)%
Europe	1,631	1,556	0.6%	2.2%	(1.6)%	4.1%	0.1%	4.8%
APAC	1,182	1,149	3.3%	(0.6)%	3.9%	(0.4)%	–	2.9%
International	959	924	6.3%	4.3%	2.0%	(2.0)%	(0.5)%	3.8%
Group	**5,602**	**5,480**	**2.6%**	**2.1%**	**0.5%**	**(0.4)%**	**(0.0)%**	**2.2%**

Adjusted operating profit by geographical segment for the six months ended 30 June:

	Adjusted operating profit[1] (£m)		YoY CER[1]	FX impact	YoY change
	2026	**2025**	**2026**		
North America	425	389	14.9%	(5.6)%	9.3%
Europe	522	441	8.6%	9.8%	18.4%
APAC	292	274	8.0%	(1.4)%	6.6%
International	193	172	16.3%	(4.1)%	12.2%
Corporate and other unallocated	(68)	(33)	>(100)%	27.3%	>(100)%
Group adjusted operating profit[1]	**1,364**	**1,243**	**8.2%**	**1.5%**	**9.7%**

Adjusted operating profit margin by geographical segment for the six months ended 30 June:

	Adjusted operating profit margin[1] (%)		YoY CER[1]	FX impact	YoY change
	2026	**2025**	**2026**		
North America	23.2%	21.0%	270bps	(50)bps	220bps
Europe	32.0%	28.3%	220bps	150bps	370bps
APAC	24.7%	23.8%	110bps	(20)bps	90bps
International	20.1%	18.6%	180bps	(30)bps	150bps
Group[1]	**24.3%**	**22.7%**	**120bps**	**40bps**	**160bps**

1. Definitions and calculations of non-IFRS measures can be found on pages 32 to 44. Reconciling items for these purposes are the adjusting items, which are defined under "*Use of Non-IFRS Measures*". A reconciliation between operating profit and adjusted operating profit is included under "*Use of Non-IFRS Measures*".

North America
- Performance in North America is reflected on page 8
- The change in adjusted operating profit between the new and historic segmental reporting reflects allocation of R&D spend

Europe
- Q2 organic revenue growth was 0.4% with 2.2% price and (1.8)% volume mix.
- Haleon consumption outperformed the market helped by the strength of our channel mix, innovation and strong brands. This was against a weak consumer backdrop with value seeking behaviour in a


number of markets including Germany and across Central and Eastern Europe. This resulted in volume declines across the overall market with Haleon outperforming.

- H1 adjusted operating margin of 32.0% reflects the category mix and market structure.

APAC

- Q2 organic revenue growth of 4.0% was split (1.4)% price and 5.4% volume/mix. The decline in price in Q2 reflected a negative impact from strong hospital channel growth in China
- In Q2, China saw high-single digit with strong growth across all categories save for Respiratory Health. South East Asia and Taiwan saw a sequential slowdown from weaker consumer confidence resulting from the conflict in the Middle East. Australia and New Zealand grew low-single digit.

International

- The International segment reflects performance across Latin America, Middle East & Africa and India Subcontinent.
- Q2 organic revenue growth of 6.4% was split 5.8% price and 0.6% volume/mix. Volume/mix was impacted by declines in Middle East & Africa
- Performance in Q2 reflected double digit growth India Subcontinent supported by increased *Sensodyne* household penetration through rural activation programmes. Latin America grew high-single digit, reflecting improved execution and strong performance in *Sensodyne* and *ENO*. Middle East & Africa was broadly flat with a decline in consumption in the UAE amid geopolitical disruption

Delivering strong profit growth and free cash flow

Haleon's Capital Markets Day (CMD) outlined its Value Creation Framework which focuses on operating leverage, strong cash flow generation and disciplined capital allocation. Taken together, this should support our ambition to deliver strong adjusted EPS growth and industry leading shareholder returns.

Six months ended 30 June	2026 £m	2025 £m	% change	% Organic[1]
Total revenue	**5,602**	**5,480**	**2.2**	**2.6**
Gross profit	**3,691**	**3,524**	**4.7**	
Adjusted gross profit[1]	3,728	3,561	4.7	
Operating profit	**1,172**	**1,203**	**(2.6)**	
Adjusted operating profit[1]	1,364	1,243	9.7	8.3
Profit before tax	**1,056**	**1,075**	**(1.8)**	
Adjusted profit before tax[1]	1,245	1,114	11.8	
Profit after tax attributable to shareholders of the Group	**762**	**806**	**(5.5)**	
Adjusted profit after tax attributable to shareholders of the Group [1]	915	835	9.6	
Diluted earnings per share[2]				
Reported (p)	8.5	8.9	(4.5)	
Adjusted[1] (p)	10.3	9.2	12.0	

1. Definitions and calculations of non-IFRS measures can be found on pages 32 to 44
2. Diluted earnings per share for the period ended 30 June 2026 has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares.


Operating leverage driving high quality earnings growth

In H1 2026, Haleon delivered 2.6% organic revenue growth (reported: 2.2%), with consumption outperforming the market.

Organic revenue growth was held back by a lower level of cold and flu incidence particularly in North America, Central & Eastern Europe, and Asia-Pacific.

The Group's emerging markets, which accounted for approximately 37% of revenues, delivered organic revenue growth of 5.2%, including double digit growth in India and mid-single digit growth in China. This was partly offset by a decline in UAE arising from geopolitical conflicts in the Middle East in the second quarter. Developed markets, which accounted for 63% of H1 2026 revenues grew 1.1% organically.

Adjusted gross profit grew 4.7% constant currency (+4.7% at AER) ahead of revenue growth, with 140bps of margin expansion. Key drivers of margin expansion include pricing to offset inflation, net revenue management and benefits from the supply chain productivity programme.

Investment in A&P increased 3.2% constant currency, ahead of organic revenue to represent 20.9% of revenue as we continued to invest in our brands and new product launches. Haleon continues to be focused on maximising both the efficiency and effectiveness of spend. The increase in spend helped drive a strong improvement in market share performance with 73% of the business gaining or maintaining share. Adjusted R&D expense declined 2.6% at constant currency, impacted by timing of spend.

As a result, adjusted operating profit increased 8.2% constant currency with margin expansion of 120bps. At actual exchange rates, adjusted operating profit increased 9.7% with margin increasing 160bps to 24.3%.

Foreign exchange

Translational foreign exchange impacted H1 2026 revenue by (0.4)% and adjusted operating profit by +1.5%. This was primarily driven by slight strengthening of Sterling against a number of major currencies including the Euro and a number of emerging market currencies.

Net finance costs

Net finance costs were £119m (H1 2025: £129m). This reflected finance costs of £153m (H1 2025: £176m) and finance income of £34m (H1 2025: £47m). Lower net finance costs largely relate to the reduction in debt.

Tax charge

The tax charge on an adjusted basis was £322m (H1 2025: £272m) and the effective tax rate on an adjusted results basis was 25.9% (H1 2025: 24.4%). The rate is higher than the prior period due to discrete items in the first half which are expected to normalise over the full year. For FY 2026, Haleon continues to expect a tax rate on adjusted results of 24.5%.

The statutory tax charge of £286m (H1 2025: £262m) represented an effective tax rate on IFRS results of 27.1% (H1 2025: 24.4%).


Earnings per share

Adjusted diluted earnings per share increased 12.0% to 10.3p (H1 2025: 9.2p) reflecting strong growth in adjusted operating profit, lower net finance costs, and a 1.6% reduction in diluted weighted average share count following the buyback of shares in H2 2025 and H1 2026. This was partly offset by a higher tax rate on adjusted profit before tax.

Strong cash flow generation

Haleon is a highly cash generative business and in H1 2026, we delivered £769m of free cash flow (H1 2025: £734m).

Free cash flow benefitted from strong growth in adjusted operating profit. In addition, FCF benefited from slightly lower cash interest, and proceeds from the sale of the Maidenhead, UK site which was more than offset by higher tax payments. Net capital expenditure increased by £11m to £140m with spend devoted to systems, processes and automation to drive sustainable growth. As previously guided, capital expenditure is expected to increase to c. 4% of revenue over the next three to five years.

Disciplined capital allocation

Haleon has a track record of disciplined capital allocation. Our priorities are to focus on investing for growth, execute value accretive bolt on M&A and return excess cash to shareholders. This is underpinned by our commitment to a strong investment grade balance sheet and a target leverage of around 2.5 times net debt/adjusted EBITDA.

The strong FCF during H1 2026, supported shareholder returns. The main uses of cash included:
- c.£0.5bn allocated to share buybacks in H1 2026
- c.£0.4bn dividend payment

Net debt stood at £7.5bn at the end of June 2026 representing leverage of 2.5x net debt/Adjusted EBIDA. In March 2026, we repaid the €850m debt maturity which was funded from cash. Haleon's next major maturity is $2bn due in March 2027.

Dividend

Consistent with our policy to pay approximately one third of the prior year full year dividend as the interim dividend the Board has declared a H1 2026 interim dividend of 2.4 pence per ordinary share, up 9% on the interim dividend in 2025. This interim dividend is expected to be paid on 17 September 2026 to holders of ordinary shares and US American Depositary Shares (ADS) on the register as of 14 August 2026 (the record date). The ex-dividend date is expected to be 13 August 2026 for ordinary shareholders and 14 August 2026 for holders of ADS. For ordinary shareholders wishing to participate in the Dividend Reinvestment Programme (DRIP), the election deadline for the DRIP is 28 August 2026. The DRIP is provided by Equiniti Financial www.shareview.co.uk/info/drip.

Subject to market conditions and Board approval, Haleon expects to grow its ordinary dividend at least in line with adjusted earnings.



Risks and uncertainties

The principal risks facing the Group are as set out on pages 50-56 of our 2025 Annual Report and Form 20-F and are under the headings: growth model; people and organisation; trusted ingredients; supply chain resilience; environmental, social and governance; cyber security; geopolitical instability. In our view, the nature and potential impact of these principal risks is expected to remain unchanged for the remaining six months of the year. In addition to the principal risks, Haleon also faces other enterprise risks that we manage as part of our integrated risk management framework, such as employee health and safety; financial, legal & compliance; enterprise transformation; product quality and product user safety.

Directors' responsibility statement

The Directors confirm that to the best of their knowledge:

a) the condensed consolidated interim financial statements on pages 18 to 44 has been prepared in accordance with UK-adopted IAS 34 Interim Financial Reporting; and

b) the interim management report on pages 1 to 14 includes a fair review of the information required by regulations 4.2.7 and 4.2.8 of the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

The Directors of Haleon plc are listed on pages 59 to 61 of Haleon's Annual Report and Form 20-F 2025. A list of current Directors is maintained on the Haleon plc website: https://www.haleon.com/who-we-are/leadership/

Approved by the Board and signed on its behalf by

Brian McNamara   Dawn Allen
Chief Executive Officer   Chief Financial Officer

29 July 2026



Independent review report to Haleon plc

Conclusion

We have been engaged by Haleon plc ("the Company") to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2026 which comprises condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2026 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"), and the Disclosure Guidance and Transparency Rules ("the DTR") of the UK's Financial Conduct Authority ("the UK FCA").

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity ("ISRE (UK) 2410") issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the half-yearly financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the directors have inappropriately adopted the going concern basis of accounting, or that the directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with UK-adopted international accounting standards. The directors are responsible for preparing the condensed set


of financial statements included in the half-yearly financial report in accordance with IAS 34 as adopted for use in the UK and IAS 34 Interim Financial Reporting as issued by the IASB.

In preparing the condensed set of financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Jeremy Hall
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square, London, E14 5GL
29 July 2026



CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	Notes	2026 £m	2025 £m
Revenue	2	5,602	5,480
Cost of sales		(1,911)	(1,956)
Gross profit		**3,691**	**3,524**
Selling, general and administration		(2,371)	(2,171)
Research and development		(151)	(153)
Other operating income/(expense)		3	3
Operating profit	2	**1,172**	**1,203**
Finance income		34	47
Finance expense		(153)	(176)
Net finance costs		**(119)**	**(129)**
Net monetary gain arising from hyperinflationary economies		3	1
Profit before tax		**1,056**	**1,075**
Income tax	5	(286)	(262)
Profit after tax for the period		**770**	**813**
Profit attributable to shareholders of the Group		762	806
Profit attributable to non-controlling interests		8	7
Basic earnings per share (pence)	7	8.6	8.9
Diluted earnings per share (pence)	7	8.5	8.9



CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	2026 £m	2025 £m
Profit after tax for the period	**770**	**813**
Other comprehensive (expenses)/income for the period		
Items that may be subsequently reclassified to the income statement:		
Exchange movements on overseas net assets	29	(301)
Exchange movements on overseas net assets of non-controlling interests	1	—
Fair value movements on cash flow hedges	(7)	28
Reclassification of cash flow hedges to the income statement	(14)	(15)
Related tax on items that may be subsequently reclassified to the income statement	5	(3)
Total	**14**	**(291)**
Items that will not be reclassified to the income statement:		
Remeasurement gains on defined benefit plan	21	22
Related tax on items that will not be reclassified to the income statement	(4)	(7)
Fair value movements on equity investments	(2)	(22)
Total	**15**	**(7)**
Other comprehensive (expenses)/income, net of tax for the period	**29**	**(298)**
Total comprehensive income, net of tax for the period	**799**	**515**
Total comprehensive income for the period attributable to:		
Shareholders of the Group	790	508
Non-controlling interests	9	7


CONDENSED CONSOLIDATED BALANCE SHEET
AS AT (unaudited)

	Notes	30 June 2026 £m	31 December 2025 £m
Non-current assets			
Property, plant and equipment		1,900	1,871
Right of use assets		159	126
Intangible assets		25,745	25,613
Other investments	8	69	67
Deferred tax assets		285	289
Post-employment benefit assets		82	68
Derivative financial instruments	8	8	9
Other non-current assets		42	37
Total non-current assets		**28,290**	**28,080**
Current assets			
Inventories		1,071	1,025
Trade and other receivables		2,289	2,058
Cash and cash equivalents		826	1,324
Derivative financial instruments	8	46	78
Current tax receivables		59	65
Total current assets		**4,291**	**4,550**
Total assets		**32,581**	**32,630**
Current liabilities			
Short-term borrowings	9	(1,962)	(836)
Trade and other payables		(3,796)	(3,730)
Derivative financial instruments	8	(33)	(31)
Current tax payable		(265)	(267)
Short-term provisions		(188)	(69)
Total current liabilities		**(6,244)**	**(4,933)**
Non-current liabilities			
Long-term borrowings	9	(6,290)	(7,773)
Deferred tax liabilities		(3,289)	(3,222)
Post-employment benefit obligations		(111)	(114)
Derivative financial instruments	8	(108)	(34)
Long-term provisions		(60)	(40)
Other non-current liabilities		(39)	(30)
Total non-current liabilities		**(9,897)**	**(11,213)**
Total liabilities		**(16,141)**	**(16,146)**
Net assets		**16,440**	**16,484**
Equity			
Share capital	10	88	90
Other reserves		(11,395)	(11,512)
Retained earnings		27,687	27,847
Shareholders' equity		**16,380**	**16,425**
Non-controlling interests		60	59
Total equity		**16,440**	**16,484**

The condensed consolidated interim financial statements were approved by the Board of Directors and signed on its behalf by the Chief Financial Officer on 29 July 2026:

Dawn Allen, Chief Financial Officer

29 July 2026



CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	Notes	Share capital £m	Other reserves £m	Retained earnings £m	Shareholders' equity £m	Non-controlling interests £m	Total equity £m
At 1 January 2026		**90**	**(11,512)**	**27,847**	**16,425**	**59**	**16,484**
Profit after tax		—	—	762	762	8	770
Other comprehensive (expenses)/income		—	11	17	28	1	29
Total comprehensive (expenses)/income		**—**	**11**	**779**	**790**	**9**	**799**
Distributions to non-controlling interests		—	—	—	—	(8)	(8)
Dividends to equity shareholders	6	—	—	(436)	(436)	—	(436)
Share-based incentive plans		—	—	53	53	—	53
Tax on share-based incentive plans		—	—	—	—	—	—
Shares transferred to employees		—	104	(99)	5	—	5
Repurchase of ordinary shares and capital reduction		(2)	2	(457)	(457)	—	(457)
At 30 June 2026		**88**	**(11,395)**	**27,687**	**16,380**	**60**	**16,440**
At 1 January 2025		**91**	**(11,197)**	**27,272**	**16,166**	**58**	**16,224**
Profit after tax		—	—	806	806	7	813
Other comprehensive (expenses)/income		—	(313)	15	(298)	—	(298)
Total comprehensive (expenses)/income		**—**	**(313)**	**821**	**508**	**7**	**515**
Distributions to non-controlling interests		—	—	—	—	(8)	(8)
Dividends to equity shareholders	6	—	—	(415)	(415)	—	(415)
Share-based incentive plans		—	—	42	42	—	42
Tax on share-based incentive plans		—	—	1	1	—	1
Shares transferred to employees		—	93	(92)	1	—	1
Repurchase of ordinary shares and capital reduction		(1)	1	(372)	(372)	—	(372)
Purchase of non-controlling interests	12	—	—	10	10	—	10
At 30 June 2025		**90**	**(11,416)**	**27,267**	**15,941**	**57**	**15,998**



CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	Notes	2026 £m	2025 £m
Cash flows from operating activities			
Profit after tax		**770**	**813**
Taxation charge	5	286	262
Net finance costs		119	129
Depreciation of property, plant and equipment and right of use assets		109	115
Amortisation of intangible assets		59	61
Impairment and assets written off, net of reversals		12	1
Loss/(gain) on sale of property, plant and equipment and businesses		(20)	—
Share-based incentive plan expense		53	42
Other non-cash movements		(7)	(3)
Increase/(decrease) in pension and other provisions		141	(32)
Changes in working capital:			
(Increase)/decrease in inventories		(39)	15
Increase in trade receivables		(173)	(148)
Increase in trade payables		110	107
Net change in other receivables and payables		(138)	(112)
Taxation paid		(238)	(223)
Net cash inflow from operating activities		**1,044**	**1,027**
Cash flows from investing activities			
Purchase of property, plant and equipment		(110)	(96)
Proceeds from sale of property, plant, and equipment		21	-
Purchase of intangible assets		(30)	(33)
Proceeds from sale of businesses		25	14
Interest received		26	39
Decrease in liquid investments		6	—
Net cash outflow from investing activities		**(62)**	**(76)**
Cash flows from financing activities			
Share capital purchased for cancellation		(457)	(372)
Purchase of non-controlling interests		-	(174)
Payment of lease liabilities		(33)	(29)
Interest paid		(174)	(195)
Dividends paid to shareholders	6	(436)	(415)
Distributions to non-controlling interests		(8)	(8)
Repayment of borrowings	9	(737)	(1,352)
Proceeds from borrowings		325	40
Other financing cash flows		11	(12)
Net cash outflow from financing activities		**(1,509)**	**(2,517)**
Decrease in cash and cash equivalents and bank overdrafts		**(527)**	**(1,566)**
Cash and cash equivalents and bank overdrafts at the beginning of the period		1,303	2,207
Exchange adjustments		29	(15)
Decrease in cash and cash equivalents and bank overdrafts		(527)	(1,566)
Cash and cash equivalents and bank overdrafts at the end of the period		**805**	**626**
Cash and cash equivalents and bank overdrafts at the end of the period comprise:			
Cash and cash equivalents		826	676
Overdrafts		(21)	(50)
Cash and cash equivalents and bank overdrafts at the end of the period		**805**	**626**


NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2026 (unaudited)

1 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Haleon plc (the Company) and its subsidiary undertakings (collectively, the Group) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories – Oral Health, Vitamins, Minerals, and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health, and Therapeutic Skin Health and Other.

The condensed consolidated interim financial statements (interim financial statements) of the Group for the six months ended 30 June 2026 have been prepared in accordance with the IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards as adopted by the United Kingdom (UK IFRS). The condensed consolidated interim financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the publication of the Group's consolidated financial statements and related notes as at and for the year ended 31 December 2025.

All accounting policies for recognition, measurement, consolidation, and presentation are as outlined in the published Group's consolidated financial statements, and these accounting policies are applied consistently in preparation of the condensed consolidated interim financial statements. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, and are presented in Pounds Sterling, the presentation currency of the Group.

These interim financial statements have been approved and authorised for issue by the Group's Chief Financial Officer on 29 July 2026.

Exchange rates

The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates prevailing during the period, as modified by specific transaction rates for large transactions, are used to translate the results and cash flows of overseas subsidiaries into Sterling. Period-end rates are used to translate the net assets of those entities. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	Average rates		Period-end rates	
	Six months ended 30 June 2026	Six months ended 30 June 2025	As at 30 June 2026	As at 30 June 2025
US$/£	1.34	1.30	1.32	1.37
Euro/£	1.15	1.19	1.16	1.17
CNY/£	9.24	9.42	8.98	9.82

In addition, the Group is exposed to currency fluctuations across a broad-based global footprint of emerging markets which, when combined, represent a significant part of the Group's revenue.

Accounting for Argentina and Turkey as hyperinflationary economies

The Argentinian and Turkish economies are designated as hyperinflationary for accounting purposes. The Group has monitored the impact of inflation on its subsidiaries in these countries and does not believe


that inflation had a material impact on the group over the past years. As a result, application of IAS 29 'Financial Reporting in Hyperinflationary Economies' has been applied to Haleon entities whose functional currency is the Argentinian Peso or Turkish Lira effective 1 January 2024.

The application of IAS 29 includes:
• Adjusting historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date.
• Adjusting the income statement for inflation during the reporting period.
• Translating the income statement at the period end foreign exchange rate instead of an average rate.
• Adjusting the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

The main effects of applying IAS 29 on the Group's condensed consolidated interim financial statements are:
• Revenue and operating profit, for the period increased by £7m and £2m respectively;
• A net monetary gain arising from hyperinflationary economies of £3m was recorded in the income statement reflecting the impact on non-monetary assets and liabilities of hyperinflation from 1 January 2026 to 30 June 2026.

Going concern

The Directors have reviewed the Group's cash flow forecasts, financial position and exposure to principal risks and have formed the view that the Group will generate sufficient cash to meet its ongoing requirements for at least 12 months from the date the condensed consolidated interim financial statements have been authorised. At 30 June 2026, the Group had cash and cash equivalents, net of bank overdrafts, of £805m and undrawn credit facility of £1,750m with maturity dates of August 2029. In addition, the Group has commercial paper programmes (with maximum aggregate amounts of €2bn and $10bn) pursuant to which members of the Group may issue commercial paper from time to time. As a result, the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the Group's condensed consolidated interim financial statements.

Judgements and estimates

In preparing the condensed consolidated interim financial statements, management is required to make judgements about when or how items should be recognised in the condensed consolidated interim financial statements and estimates and assumptions that affect the amounts of assets and liabilities, income and expenses reported in the condensed consolidated interim financial statements. Actual amounts and results could differ from these estimates.

The critical areas of accounting estimates and judgements are the same as those disclosed in the published Group consolidated financial statements and related notes as at and for the year ended 31 December 2025.

Recent accounting developments

IFRS 18 'Presentation and Disclosure in Financial Statements' will replace IAS 1 ' Presentation of Financial Statements' and applies for annual and interim reporting periods beginning on or after 1 January 2027. As described in the Annual Report and Form 20-F 2025, the Group continues to assess the impact of IFRS 18, with initial system and process changes underway, while further work to finalise the financial statement presentation and disclosure is ongoing


All new accounting standards, amendments to accounting standards and interpretations that have been published by the IASB and are not effective for 30 June 2026 reporting period, have not been early adopted by the Group. Other than IFRS 18, these standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods.

2 REVENUE AND SEGMENT INFORMATION

Aligned with the announcement on 8 January 2026 regarding Haleon's new operating model, Haleon now operate with six Operating Units (OUs) based on geographical areas:

– North America
– Europe
– Latin America (LatAm)
– Middle East & Africa (MEA)
– Asia Pacific (APAC)
– India Subcontinent (ISC)

The Group's OUs will be reported as four reportable operating segments as set out below. LatAm, MEA and ISC have been aggregated to form the fourth reportable operating segment known as 'International'.

– North America
– Europe
– Asia Pacific
– International

Since 1 April 2026, the Group's Performance Board, which consists of the Group's CEO, CFO and other members of senior leadership from across the OUs, is the Chief Operating Decision Maker (CODM) who monitors the operating results of the Group's reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. The CODM uses a measure of adjusted operating profit to assess the performance of the reportable segments. Adjusted operating profit is defined as operating profit less net intangible amortisation and impairment of brands, licences, and patents, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others. The CODM does not review IFRS operating profit or total assets and liabilities on a segment basis.

The composition of these geographical segments is reviewed on an annual basis. Analysis of revenue and adjusted operating profit by geographical segment is included below:

	Six months ended 30 June	
	2026	2025 [1]
Revenue by segment	**£m**	**£m**
North America	1,830	1,851
Europe	1,631	1,556
APAC	1,182	1,149
International	959	924
Group revenue	**5,602**	**5,480**

[1] Following the change in operating model structure announced on 8 January 2026, 2025 figures have been restated

	Six months ended 30 June	
	2026	2025
Adjusted operating profit by segment	**£m**	**£m**
Group operating profit	1,172	1,203
Reconciling items between Group operating profit and Group adjusted operating profit[2]	192	40
Total	**1,364**	**1,243**


	Six months ended 30 June	
	2026	2025 [1]
	£m	£m
North America	425	389
Europe	522	441
APAC	292	274
International	193	172
Corporate and other unallocated	(68)	(33)
Total	**1,364**	**1,243**

1. Following the change in operating model structure announced on 8 January 2026, 2025 figures have been restated
2. The reconciling items above include:
   a) Net amortisation and impairment of intangible assets of £28m (2025: £26m).
   b) Restructuring costs of £169m (2025: £26m).

The primary products sold by each of the reportable segments consist of Oral Health, Vitamins, Minerals, and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health, and Therapeutic Skin Health and Other and the product portfolio is consistent across the reportable segments.

Analysis of revenue by product category is included below:

	Six months ended 30 June	
	2026	2025
Revenue by product category	**£m**	**£m**
Oral Health	1,838	1,728
Vitamins, Minerals and Supplements	849	833
Pain Relief	1,323	1,286
Respiratory Health	850	893
Digestive Health	490	491
Therapeutic Skin Health and Other	252	249
Group revenue	**5,602**	**5,480**

3 IMPAIRMENT REVIEW

In accordance with IAS 34 Interim Financial Reporting, the Group has undertaken a review for indications of impairment and concluded that no impairment assessment trigger events have occurred in the six months ended 30 June 2026.

Management do not consider that any reasonably possible changes in the key assumptions would cause the fair value less costs of disposal of the individually significant brands to fall below their carrying values.

4 RESTRUCTURING COSTS

Restructuring costs include severance and other personnel costs, professional fees, impairments of assets and other related items. The Group's restructuring costs for the six months ended 30 June 2026 totalled £169m (2025: £26m). This primarily includes a charge of £168m relating to the operating model transformation announced on 8 January 2026, partially offset by gains of £21m arising from the Maidenhead site closure.

On 8 January 2026, Haleon announced an evolution of its operating model to support the delivery of its *Win as One* strategy. The changes include the establishment of six Operating Units and changes to the Group's leadership and organisational structure. The restructuring charges primarily relate to employee-


related costs arising from organisational changes associated with the implementation of the new operating model. Of the total restructuring charge, £151m relates to severance and other termination benefits for impacted employees, with the remainder relating to other directly attributable restructuring costs.

Restructuring costs are reported within cost of sales (2026: £9m, 2025: £11m), selling, general and administration (2026: £156m, 2025: £14m) and research and development (2026: £4m, 2025: £1m).

5 TAX

For the six months ended 30 June 2026, the income tax expense has been determined based on management's best estimate of the effective tax rate applicable for the full year. This is then applied to the pre-tax profit of the interim period, with the tax due on adjusting items considered on an item-by-item basis.

	Six months ended 30 June					
	2026			2025		
	Pre-tax profit	Tax	Tax rate	Pre-tax profit	Tax	Tax rate
	£m	£m	%	£m	£m	%
IFRS	1,056	(286)	27.1%	1,075	(262)	24.4%
Adjusting items	189	(36)		39	(10)	
Adjusted	**1,245**	**(322)**	**25.9%**	**1,114**	**(272)**	**24.4%**

6 DIVIDENDS

| | Six months ended 30 June | |
| | 2026 | 2025 |
	£m	£m
Final dividend for the year ended 31 December of 4.9 pence per ordinary share (2025: 4.6 pence)	436	415

An interim dividend of 2.4 pence per share has been declared by the Board and is expected to be paid on 17 September 2026 to the holders of ordinary shares and US American Depositary Shares (ADS).

7 EARNINGS PER SHARE

| | Six months ended 30 June | |
	2026	2025
Profit after tax attributable to equity shareholders (£m)	762	806
Weighted average number of shares (million)	8,915	9,046
Less: Weighted average number of treasury shares and shares held by EBTs (million)	(30)	(16)
Basic weighted average number of shares (million)	8,885	9,030
Effect of dilutive potential shares (million)	35	34
Dilutive weighted average number of shares (million)	8,920	9,064
Basic earnings per share (pence)	**8.6**	**8.9**
Diluted earnings per share (pence)	**8.5**	**8.9**

Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares.

8 FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES

Financial instruments held at fair value shown according to the fair value hierarchy is provided below. Financial assets and liabilities held at fair value are categorised by the valuation methodology applied in


determining their fair value. Where possible, quoted prices in active markets are used (level 1). Where such prices are not available, the asset or liability is classified as level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as level 3.

As at 30 June 2026	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value through other comprehensive income:				
Unlisted equity investments	—	—	69	69
Financial assets at fair value through profit or loss:				
Held for trading derivatives that are not in a designated and effective hedging relationship	—	23	—	23
Cash and cash equivalents (money market funds)	173	—	—	173
Derivatives designated and effective as hedging instruments:				
- fair value hedge	—	2	—	2
- cash flow hedge	—	13	—	13
- net investment hedge	—	16	—	16
Total financial assets	**173**	**54**	**69**	**296**

As at 30 June 2026	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial liabilities at fair value through profit or loss:				
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(5)	—	(5)
Derivatives designated and effective as hedging instruments:				
- fair value hedge	—	(42)	—	(42)
- cash flow hedge	—	(22)	—	(22)
- net investment hedge	—	(72)	—	(72)
Total financial liabilities	**—**	**(141)**	**—**	**(141)**

As at 31 December 2025	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value through other comprehensive income:				
Unlisted equity investments	—	—	67	67
Financial assets at fair value through profit or loss:				
Held for trading derivatives that are not in a designated and effective hedging relationship	—	26	—	26
Cash and cash equivalents (money market funds)	608	—	—	608
Derivatives designated and effective as hedging instruments:				—
- fair value hedge		3		3
- cash flow hedge	—	11	—	11
- net investment hedge	—	47	—	47
Total financial assets	**608**	**87**	**67**	**762**



As at 31 December 2025	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial liabilities at fair value through profit or loss:				
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(3)	—	(3)
Derivatives designated and effective as hedging instruments:				
- fair value hedge	—	(24)	—	(24)
- cash flow hedge	—	(10)	—	(10)
- net investment hedge	—	(28)	—	(28)
Total financial liabilities	**—**	**(65)**	**—**	**(65)**

The methods and assumptions used to estimate the fair values of significant financial instruments on the balance sheet are consistent with those applied for the year ended 31 December 2025.

The equity investment that is valued at level 3 is a passive investment in a private entity acquired as part of the consideration received for the divestment of ChapStick. In the absence of specific and active market data, the investment is held at fair value based on a multiple of the latest available rolling twelve month earnings before interest, depreciation and amortisation (EBITDA) and adjusted for net debt, which approximates to fair value.

There are no material differences between the carrying value of the Group's financial assets and liabilities and their estimated fair values, with the exceptions of bonds, for which the carrying values and fair values are set out in the table below:

	As at 30 June 2026		As at 31 December 2025	
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Bonds	7,380	6,987	8,102	7,730

9 BORROWINGS

Composition of borrowings

	As at 30 June 2026			As at 31 December 2025		
	Current £m	Non-current £m	Total £m	Current £m	Non-current £m	Total £m
Commercial paper	(325)	—	(325)	—	—	—
Loan and overdrafts	(76)	(283)	(359)	(43)	(300)	(343)
Advances	—	—	—	(6)	—	(6)
Lease liabilities	(52)	(111)	(163)	(48)	(85)	(133)
Non-voting preference shares	—	(25)	(25)	—	(25)	(25)
Bonds	(1,509)	(5,871)	(7,380)	(739)	(7,363)	(8,102)
Total	**(1,962)**	**(6,290)**	**(8,252)**	**(836)**	**(7,773)**	**(8,609)**

Short-term borrowings

As at 30 June 2026, the Group had within short-term borrowings, Pre-Separation USD Notes of $2000m (£1,509m) (31 December 2025: EUR Medium Term Note of €850m (£739m)). The average effective pre-swap and post-swap interest rate of all short-term notes in issue as at 30 June 2026 was 3.4% and 3.0% (31 December 2025: 1.3% and 3.6%). The Group repaid the €850m Fixed Rate Senior Note on its maturity on 29 March 2026.

The Group has commercial paper programmes (with maximum aggregate amounts of €2bn and $10bn) pursuant to which members of the Group may issue commercial paper from time to time. As at 30 June


2026 the Group had in issue commercial papers of $430m (£325m) (31 December 2025: £nil) The average effective interest rate of these USD commercial papers in use as at 30 June 2026 was 4.5%.

As at 30 June 2026 the Group has CNY 491m (£55m) short-term bank loans (31 December 2025 CNY 201m (£22m)). The weighted average interest rate on short-term bank loans as at 30 June 2026 was 2.9% (31 December 2025: 2.9%).

Long-term borrowings

As at 30 June 2026, the Group had within long-term borrowings, Notes of £5,871m (31 December 2025: £7,363m), of which £3,543m (31 December 2025: £3,538m) fell due in more than five years. The average effective pre-swap and post-swap interest rate of all long-term notes in issue as at 30 June 2026 was 3.2% and 3.1% (31 December 2025: 3.2% and 3.0%).

As at 30 June 2026 the Group has CNY 2,541m (£283m) long-term bank loans (31 December 2025 CNY 2,824m (£300m)). The weighted average interest rate on long-term portion of these term loans as at 30 June 2026 was 2.9% (31 December 2025: 2.9%).

On 17 July 2022, as part of the demerger activities, the Company issued 25,000,000 non-voting preference shares of £1.00 each to Pfizer Inc., with a coupon rate of 9.5% per annum. The non-voting preference shares (NVPS) command a mandatory quarterly coupon and will be redeemed in July 2027. The Group has, therefore, classified the non-voting preference shares as a financial liability. Pfizer Inc. has subsequently disposed of the NVPS to an external third party.

Committed credit facilities

The Group has an undrawn credit facility of £1,750m with maturity date of August 2029. As at 30 June 2026, no amounts were drawn under this facility (31 December 2025: £nil).

Movement in assets and liabilities arising from financing activities

£m	At 1 January 2026	Cash flows	Foreign exchange	Fair value adjustments, interest and reclassification	At 30 June 2026
Reconciliation of movement in liabilities to cash flow statement					
Long-term borrowings	(7,688)	—	(41)	1,550	(6,179)
Short-term borrowings	(767)	412	(14)	(1,520)	(1,889)
Lease liabilities	(133)	33	(1)	(62)	(163)
Derivative financial instruments	22	(11)	(1)	(97)	(87)
Total financial liabilities arising from financing activities	(8,566)	434	(57)	(129)	(8,318)
Cash and cash equivalents net of bank overdrafts	1,303	(527)	29	—	805
Total	**(7,263)**	**(93)**	**(28)**	**(129)**	**(7,513)**

£m	At 1 January 2025	Cash flows	Foreign exchange	Fair value adjustments, interest and reclassification	At 30 June 2025
Reconciliation of movement in liabilities to cash flow statement					
Long-term borrowings	(8,567)	(40)	360	668	(7,579)
Short-term borrowings	(1,394)	1,352	22	(698)	(718)
Lease liabilities	(123)	29	4	(42)	(132)
Derivative financial instruments	(30)	12	2	99	83
Total financial liabilities arising from financing activities	(10,114)	1,353	388	27	(8,346)
Cash and cash equivalents net of bank overdrafts	2,207	(1,566)	(15)	—	626
Total	**(7,907)**	**(213)**	**373**	**27**	**(7,720)**


10 SHARE CAPITAL

As at 30 June 2026, the Group had share capital of £88m pertaining to 8,820,906,422 of ordinary shares at £0.01 each (31 December 2025: £90m pertaining to 8,952,353,648 of ordinary shares at £0.01 each and 30 June 2025: £90m pertaining to 8,988,533,553 of ordinary shares at £0.01 each).

The decrease in the number of shares outstanding was due to a number of transactions during the year. On 25 February 2026, Haleon plc announced a capital allocation of £500 million for share buybacks during 2025. On 12 March 2026, the Group announced the commencement of an on-market share buyback programme for up to an aggregate of £500m; during this programme, the Company repurchased 131,447,226 ordinary shares.

All ordinary shares are issued and fully paid. All ordinary shares rank equally with regard to the Company's residual assets. Holders of these shares are entitled to dividends declared from time to time and are entitled to one vote per share at general meetings of the Company. All rights attached to the Company's shares held by the Group are suspended until those shares are reissued.

11 CONTINGENT LIABILITIES

The Group has been involved in legal proceedings and there have been no significant changes in respect of these legal proceedings for the period ended 30 June 2026. Further information on legal proceedings impacting the Group are detailed in the published consolidated financial statements for the year ended 31 December 2025.

12 RELATED PARTY TRANSACTIONS

There were no new related party transactions that have or could have materially affected the financial position or performance of the Group in the six months to 30 June 2026.

13 POST BALANCE SHEET EVENTS

There are no material events subsequent to the Balance sheet date, 30 June 2026, which require disclosure.


Appendix

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, 'forward-looking statements' (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as 'expects', 'anticipates', 'believes', 'targets', 'plans', 'intends', 'aims', 'projects', 'indicates', 'may', 'might', 'will', 'should', 'potential', 'could' and words of similar meaning (or the negative thereof).

All statements, other than statements of historical facts, included in this document are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and dispositions, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, expectations with respect to the markets in which we operate, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate.

Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: the Group operates in a highly competitive market; the Group's ability to execute and achieve its marketing and sales strategy and objectives is subject to challenges; the Group's business results are impacted by the Group's ability to manage disruptions in the Group's global supply chain; increasing dependence on key retail customers, changes in the policies of the Group's retail customers, the emergence of alternative retail channels and the rapidly changing retail landscape; the Group may not be able to develop and commercialise new products effectively; failure to retain key talent or attract new talent; damage to the Group's reputation; failure to respond effectively to the challenges raised by climate change and other sustainability and ESG matters; the Group may not be able to sufficiently protect its intellectual property rights or avoid claims of infringement on the intellectual property rights of others; the Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues; a cyber-security incident, data breach or a failure of a key statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking information technology system; the Group relies on third parties in many aspects of its business; the Group may not successfully acquire and integrate other businesses, license rights to technologies or products, form and manage alliances, or divest businesses; risks relating to the Group's leverage and debt service obligations; goodwill and indefinite life intangible assets are a material component of the Group's balance sheet and may be subject to impairments; the Group's business is subject to legal and regulatory risks in all the markets in which it operates; the Group faces risks relating to the regulation and perception of the ingredients it uses in its products; the Group's business is subject to market fluctuations and general economic conditions, including inflationary pressures and increases in interest rates; risks related to litigation, disputes and regulatory investigations; the Group faces risks


associated with significant international operations; volatility in material and other costs could materially and adversely impact the Group's profitability; the Group's business may be impacted by the effects of regional and local conflicts; failure to comply with regulation regarding the use of personal data; the Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities; determinations made by the Group with respect to the application of tax law may result in challenges from or disputes with tax authorities which result in the payment of additional amounts for tax; changes in the tax systems of the countries in which the Group operates could adversely affect the Group's financial condition and results of operations; and the Group has indemnification obligations in favour of the GSK Group and the Pfizer Group, which could be significant. See also our principal risks on pages 53 to 56 and risk factors on pages 181 to 189 in Haleon's Annual Report and Form 20-F 2025. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and US law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. These measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS and may not be directly comparable with similar measures used by other companies.

Additionally, we are unable to present reconciliations of forward-looking information for non-IFRS measures because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure.

Adjusted results

Adjusted results comprise adjusted gross profit, adjusted gross profit margin, adjusted selling, general and administration (SG&A), adjusted research and development (R&D), adjusted other operating income/(expense), adjusted operating profit, adjusted operating profit margin, adjusted income tax, adjusted effective tax rate, adjusted profit attributable to shareholders, adjusted diluted earnings per share and adjusted EBITDA. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively the adjusting items).

Management believes that adjusted results, when considered together with the Group's operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group's performance to be more easily comparable.


Adjusting items

Adjusted results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangibles excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions.

Restructuring costs

From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items.

Transaction-related costs

Transaction-related accounting or other adjustments related to significant acquisitions including deal costs and other pre-acquisition costs when there is certainty that an acquisition will complete. It also includes costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.

Separation and admission costs

Costs incurred in relation to and in connection with Separation, UK Admission and registration of the Company's Ordinary Shares represented by the Company's American Depositary Shares (ADSs) under the US Securities Exchange Act of 1934 and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group's products and specifically relate to the foregoing activities, affecting comparability of the Group's financial results in historical and future reporting periods.

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group's products and vary from period to period, which affects comparability of the Group's financial results. In addition, these gains and losses include net monetary gains or losses arising from hyperinflationary economics as this affects comparability of the Group's financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.

The following tables set out reconciliation between IFRS and adjusted results for the six months ended 30 June 2026 and 30 June 2025.



£m	Gross profit[3] 2026	Gross profit[3] 2025	Operating profit[4] 2026	Operating profit[4] 2025	Income tax[5] 2026	Income tax[5] 2025
IFRS results	3,691	3,524	1,172	1,203	(286)	(262)
Net amortisation and impairment of intangible assets)[1]	28	26	28	26	(6)	(6)
Restructuring costs[2]	9	11	169	26	(37)	(6)
Transaction-related costs	—	—	—	—	—	—
Disposals and others	—	—	(5)	(12)	7	2
Adjusted results	**3,728**	**3,561**	**1,364**	**1,243**	**(322)**	**(272)**

£m	Selling, general and administration 2026	Selling, general and administration 2025	Research and development 2026	Research and development 2025	Other operating income/ (expenses) 2026	Other operating income/ (expenses) 2025
IFRS results	(2,371)	(2,171)	(151)	(153)	3	3
Net amortisation and impairment of intangible assets	—	—	—	—	—	—
Restructuring costs	156	14	4	1	—	—
Transaction-related costs	—	—	—	—	—	—
Disposals and others	(2)	(9)	—	—	(3)	(3)
Adjusted results	**(2,217)**	**(2,166)**	**(147)**	**(152)**	**—**	**—**

£m	Profit attributable to shareholders 2026	Profit attributable to shareholders 2025	Diluted earnings per share (pence) 2026	Diluted earnings per share (pence) 2025
IFRS results	762	806	8.5	8.9
Net amortisation and impairment of intangible assets	22	20	0.3	0.2
Restructuring costs	132	20	1.5	0.2
Transaction-related costs	—	—	—	—
Disposals and others[1]	(1)	(11)	—	(0.1)
Adjusted results	**915**	**835**	**10.3**	**9.2**

1. **Net amortisation and impairment of intangible assets:** includes £25m (2025:£26m) amortisation charge for intangible assets excluding computer software, of which £14m relates to the Nexium brand. The charge also includes a £3m impairment of intangible assets (2025: £nil)
2. **Restructuring costs**: primarily includes £168m related to the evolution of the operating model offset by gain on disposal of Maidenhead site (£21m) (2025: £26m)
3. **Gross profit margin** for 30 June 2026 was 65.9% (2025: 64.3%). **Adjusted gross profit margin** for 30 June 2026 was 66.5% (2025: 65.0%) and 66.4% at constant currency (10bps effect of exchange rates).
4. **Operating profit margin** for 30 June 2026 was 20.9% (2025:22.0%). **Adjusted operating profit margin** for 30 June 2026 was 24.3% (2025: 22.7%). See table below.
5. The **effective tax rate** for 30 June 2026 was 27.1% (2025: 24.4%). **Adjusted effective tax rate** for 30 June 2026 was 25.9% (2025: 24.4%)

See tables below providing information for performance metrics against and old and new geographical reporting structure for six months ended 30 June 2026 and 30 June 2025

	Adjusted operating profit margin (%) 2026	Adjusted operating profit margin (%) 2025	YoY change	FX impact	YoY CER	Net M&A imapct	YoY Organic change
					2026		
North America	23.00%	20.70%	230bps	40bps	270bps	0bps	270bps
EMEA and LatAm	28.00%	25.30%	270bps	(110)bps	160bps	10bps	170bps
APAC	24.60%	23.30%	130bps	30bps	160bps	0bps	160bps
Group	24.30%	22.70%	160bps	(40)bps	120bps	10bps	130bps


	Adjusted operating profit margin (%)		YoY change	FX impact	YoY CER	Net M&A impact	YoY Organic change
	2026	**2025**			**2026**		
North America	23.20%	21.00%	220bps	50bps	270bps	0bps	270bps
Europe	32.00%	28.30%	370bps	(150)bps	220bps	10bps	230bps
APAC	24.70%	23.80%	90bps	20bps	110bps	0bps	110bps
International	20.10%	18.60%	150bps	30bps	180bps	10bps	190bps
Group	24.30%	22.70%	160bps	(40)bps	120bps	10bps	130bps

Constant currency

The Group's reporting currency is Pounds Sterling, but the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an "as reported basis" or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year average exchange rates are used to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	Six months to 30 June	
	2026	**2025**
Average rates:		
US$/£	1.34	1.30
Euro/£	1.15	1.19
CNY/£	9.24	9.42

Organic revenue growth and organic operating profit growth

Our organic growth measures take our adjusted results and further exclude the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites, and the impact of foreign currency exchange movements including changes in currency and price growth in excess of 26% in hyperinflationary economies from one period to the next. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

The Group believes discussing organic revenue growth and organic operating profit growth contributes to the understanding of the Group's performance and trends because it allows for a year-on-year comparison of revenue and operating profit in a meaningful and consistent manner.

Organic measures are calculated period to period as follows, using prior year exchange rates to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate.

– Current year organic measures exclude revenue and operating profit from brands or businesses acquired in the current accounting period.

– Current year organic measures exclude revenue and operating profit attributable to brands or businesses acquired in the prior year from 1 January to the corresponding date of completion of the acquisition in current accounting period.


— Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.

— Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the previous accounting period in full.

— Prior year and current year organic measures exclude revenue and operating profit attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an Organic Adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes.

To calculate organic growth for the period, organic measures for the prior year are subtracted from organic measures in the current year and divided by organic measures in the prior year.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

— **Price**: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained above.

— **Volume/Mix**: Defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

See tables below providing information for performance metrics against and old and new geographical reporting structure for three months and six months ended 30 June 2026 and 30 June 2025.

Adjusted results for the three months ended 30 June 2026 and 30 June 2025 (unaudited)

The following tables reconcile reported revenue growth to organic revenue growth for the periods presented:

	Geographical Segments			
Three months ended 30 June 2026 vs 2025 (%)[1]	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**3.1**	**4.9**	**5.7**	**4.5**
Organic adjustments	—	0.2	—	0.1
Effect of exchange rates	—	(3.4)	(0.3)	(1.5)
Organic revenue growth	**3.1**	**1.7**	**5.4**	**3.1**
Price	1.1	3.5	(0.7)	1.7
Volume/Mix	2.0	(1.8)	6.1	1.4

[1] Following the change in operating model structure announced on 8 January 2026, 2025 figures have been restated



Three months ended 30 June 2026 vs 2025 (%)[1]	Geographical Segments				
	North America	Europe	APAC	International	Total
Revenue growth	**3.1**	**3.3**	**6.0**	**7.4**	**4.5**
Organic adjustments	—	—	—	0.6	0.1
Effect of exchange rates	—	(2.9)	(2.0)	(1.6)	(1.5)
Organic revenue growth	**3.1**	**0.4**	**4.0**	**6.4**	**3.1**
Price	1.1	2.2	(1.4)	5.8	1.7
Volume/Mix	2.0	(1.8)	5.4	0.6	1.4

[1] Following the change in operating model structure announced on 8 January 2026, 2025 figures have been restated

Three months ended 30 June 2025 vs 2024 (%)[1]	Geographical Segments			
	North America	EMEA and LatAm	APAC	Total
Revenue growth	**(9.3)**	**(4.7)**	**(0.6)**	**(5.3)**
Organic adjustments	1.8	4.3	2.0	2.8
Effect of exchange rates	5.7	5.8	4.5	5.5
Organic revenue growth	**(1.8)**	**5.4**	**5.9**	**3.0**
Price	1.2	3.8	2.0	2.5
Volume/Mix	(3.0)	1.6	3.9	0.5

[1] Following the change in operating model structure announced on 8 January 2026, 2025 and 2024 figures have been restated

Three months ended 30 June 2025 vs 2024 (%)[1]	Geographical Segments				
	North America	Europe	APAC	International	Total
Revenue growth	**(9.3)**	**(1.3)**	**(1.1)**	**(8.8)**	**(5.3)**
Organic adjustments	1.8	5.1	2.3	2.1	2.8
Effect of exchange rates	5.7	0.3	4.1	14.7	5.5
Organic revenue growth	**(1.8)**	**4.1**	**5.3**	**8.0**	**3.0**
Price	1.2	2.6	1.6	5.7	2.5
Volume/Mix	(3.0)	1.5	3.7	2.3	0.5

[1] Following the change in operating model structure announced on 8 January 2026, 2025 and 2024 figures have been restated

Three months ended 30 June 2026 vs 2025 (%)	Product Categories						
	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health	Therapeutic Skin Health and Other	Total
Revenue growth	**6.8**	**4.3**	**7.0**	**(4.6)**	**5.9**	**0.8**	**4.5**
Organic adjustments	—	—	—	—	—	1.9	0.1
Effect of exchange rates	(0.6)	(2.1)	(2.4)	(1.9)	(0.4)	(2.3)	(1.5)
Organic revenue growth	**6.2**	**2.2**	**4.6**	**(6.5)**	**5.5**	**0.4**	**3.1**

Three months ended 30 June 2025 vs 2024 (%)	Product Categories						
	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health	Therapeutic Skin Health and Other	Total
Revenue growth	**2.3**	**(4.1)**	**(2.5)**	**(18.9)**	**(10.2)**	**(13.2)**	**(5.3)**
Organic adjustments	—	—	—	12.9	0.2	10.4	2.8
Effect of exchange rates	6.4	5.0	5.0	4.0	7.2	5.3	5.5
Organic revenue growth	**8.7**	**0.9**	**2.5**	**(2.0)**	**(2.8)**	**2.5**	**3.0**



The following tables reconcile reported operating profit growth to organic operating profit growth for the periods presented:

	Geographical Segments				
Three months ended 30 June 2026 vs 2025 (%)[1]	**North America**	**EMEA and LATAM**	**APAC**	**Corporate and other unallocated**	**Total**
Operating profit growth	—	—	—	—	**(13.3)**
Adjusting items	—	—	—	—	28.6
Adjusted operating profit growth	**26.0**	**18.8**	**20.8**	**>(100.0)**	**15.3**
Effect of exchange rates	(2.0)	(8.2)	(0.8)	(47.4)	(6.6)
Adjusted operating profit growth (CER)[2]	**24.0**	**10.6**	**20.0**	**>(100.0)**	**8.7**
Organic adjustments	—	(0.1)	—	—	(0.1)
Organic operating profit growth	**24.0**	**10.5**	**20.0**	**>(100.0)**	**8.6**

[1] Following the change in operating model structure announced on 8 January 2026, 2025 figures have been restated

[2] For North America change in adjusted operating profit between the new and old segmental reporting reflects allocation of R&D spend (30 June 2026: £1m, 30 June 2025: £4m)

	Geographical Segments					
Three months ended 30 June 2026 vs 2025 (%)[1]	**North America**	**Europe**	**APAC**	**International**	**Corporate and other unallocated**	**Total**
Operating profit growth	—	—	—	—	—	**(13.3)**
Adjusting items	—	—	—	—	—	28.6
Adjusted operating profit growth	**24.2**	**17.8**	**18.9**	**27.5**	**>(100.0)**	**15.3**
Effect of exchange rates	(1.9)	(7.0)	(3.6)	(6.3)	(47.4)	(6.6)
Adjusted operating profit growth (CER)[2]	**22.3**	**10.8**	**15.3**	**21.2**	**>(100.0)**	**8.7**
Organic adjustments	—	(0.3)	—	0.5	—	(0.1)
Organic operating profit growth	**22.3**	**10.5**	**15.3**	**21.7**	**>(100.0)**	**8.6**

[1] Following the change in operating model structure announced on 8 January 2026, 2025 figures have been restated

[2] For North America change in adjusted operating profit between the new and old segmental reporting reflects allocation of R&D spend (30 June 2026: £1m, 30 June 2025: £4m)

	Geographical Segments				
Three months ended 30 June 2025 vs 2024 (%)[1]	**North America**	**EMEA and LatAm**	**APAC**	**Corporate and other unallocated**	**Total**
Operating profit growth	—	—	—	—	**6.5**
Adjusting items	—	—	—	—	(14.0)
Adjusted operating profit growth	**(19.4)**	**(5.1)**	**2.4**	**20.8**	**(7.5)**
Effect of exchange rates	10.5	7.8	8.8	12.5	9.7
Adjusted operating profit growth (CER)[2]	**(8.9)**	**2.7**	**11.2**	**33.3**	**2.2**
Organic adjustments	5.7	9.8	5.2	—	8.0
Organic operating profit growth	**(3.2)**	**12.5**	**16.4**	**33.3**	**10.2**

[1] Following the change in operating model structure announced on 8 January 2026, 2025 and 2024 figures have been restated

[2] For North America change in adjusted operating profit between the new and old segmental reporting reflects allocation of R&D spend (30 June 2025: £4m, 30 June 2024: £3m)

	Geographical Segments					
Three months ended 30 June 2025 vs 2024 (%)[1]	**North America**	**Europe**	**APAC**	**International**	**Corporate and other unallocated**	**Total**
Operating profit growth	—	—	—	—	—	**6.5**
Adjusting items	—	—	—	—	—	(14.0)
Adjusted operating profit growth	**(19.1)**	**(4.5)**	**5.7**	**(9.1)**	**20.8**	**(7.5)**
Effect of exchange rates	10.9	0.5	9.5	25.0	12.5	9.7
Adjusted operating profit growth (CER)[2]	**(8.2)**	**(4.0)**	**15.2**	**15.9**	**33.3**	**2.2**
Organic adjustments	5.6	9.7	6.6	7.0	—	8.0
Organic operating profit growth	**(2.6)**	**5.7**	**21.8**	**22.9**	**33.3**	**10.2**

[1] Following the change in operating model structure announced on 8 January 2026, 2025 and 2024 figures have been restated

[2] For North America change in adjusted operating profit between the new and old segmental reporting reflects allocation of R&D spend (30 June 2025: £4m, 30 June 2024: £3m)



Adjusted results for the six months ended 30 June 2026 and 30 June 2025 (unaudited)

The following tables reconcile reported revenue growth to organic revenue growth for the periods presented:

Six months ended 30 June 2026 vs 2025 (%)[1]	Geographical Segments			
	North America	EMEA and LatAm	APAC	Total
Revenue growth	**(1.1)**	**4.7**	**2.7**	**2.2**
Organic adjustments	—	0.1	—	—
Effect of exchange rates	3.1	(2.9)	2.0	0.4
Organic revenue growth	**2.0**	**1.9**	**4.7**	**2.6**
Price	2.5	3.0	(0.2)	2.1
Volume/Mix	(0.5)	(1.1)	4.9	0.5

[1] Following the change in operating model structure announced on 8 January 2026, 2025 figures have been restated

Six months ended 30 June 2026 vs 2025 (%)[1]	Geographical Segments				
	North America	Europe	APAC	International	Total
Revenue growth	**(1.1)**	**4.8**	**2.9**	**3.8**	**2.2**
Organic adjustments	—	(0.1)	—	0.5	—
Effect of exchange rates	3.1	(4.1)	0.4	2.0	0.4
Organic revenue growth	**2.0**	**0.6**	**3.3**	**6.3**	**2.6**
Price	2.5	2.2	(0.6)	4.3	2.1
Volume/Mix	(0.5)	(1.6)	3.9	2.0	0.5

[1] Following the change in operating model structure announced on 8 January 2026, 2025 figures have been restated

Six months ended 30 June 2025 vs 2024 (%)[1]	Geographical Segments			
	North America	EMEA and LatAm	APAC	Total
Revenue growth	**(5.4)**	**(4.5)**	**(0.1)**	**(3.8)**
Organic adjustments	2.0	4.2	1.8	2.9
Effect of exchange rates	3.0	5.5	3.3	4.1
Organic revenue growth	**(0.4)**	**5.2**	**5.0**	**3.2**
Price	0.2	4.7	1.7	2.4
Volume/Mix	(0.6)	0.5	3.3	0.8

[1] Following the change in operating model structure announced on 8 January 2026, 2025 and 2024 figures have been restated

Six months ended 30 June 2025 vs 2024 (%)[1]	Geographical Segments				
	North America	Europe	APAC	International	Total
Revenue growth	**(5.4)**	**(2.4)**	**(0.7)**	**(6.3)**	**(3.8)**
Organic adjustments	2.0	5.1	2.1	1.9	2.9
Effect of exchange rates	3.0	1.6	2.9	11.8	4.1
Organic revenue growth	**(0.4)**	**4.3**	**4.3**	**7.4**	**3.2**
Price	0.2	3.6	1.3	6.5	2.4
Volume/Mix	(0.6)	0.7	3.0	0.9	0.8

[1] Following the change in operating model structure announced on 8 January 2026, 2025 and 2024 figures have been restated

Six months ended 30 June 2026 vs 2025 (%)	Product Categories						
	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health	Therapeutic Skin Health and Other	Total
Revenue growth	**6.4**	**1.9**	**2.9**	**(4.8)**	**(0.2)**	**1.2**	**2.2**
Organic adjustments	—	—	—	—	—	1.2	—
Effect of exchange rates	0.9	—	(0.8)	0.1	2.6	(0.8)	0.4
Organic revenue growth	**7.3**	**1.9**	**2.1**	**(4.7)**	**2.4**	**1.6**	**2.6**



	Product Categories						
Six months ended 30 June 2025 vs 2024 (%)	**Oral Health**	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health**	**Therapeutic Skin Health and Other**	**Total**
Revenue growth	**2.7**	**(2.8)**	**(1.3)**	**(14.5)**	**(5.6)**	**(13.2)**	**(3.8)**
Organic adjustments	—	—	—	11.0	0.5	14.4	2.9
Effect of exchange rates	4.9	3.7	3.8	3.0	4.8	4.9	4.1
Organic revenue growth	**7.6**	**0.9**	**2.5**	**(0.5)**	**(0.3)**	**6.1**	**3.2**

The following tables reconcile reported operating profit growth to organic operating profit growth for the periods presented:

	Geographical Segments				
Six months ended 30 June 2026 vs 2025 (%)[1]	**North America**	**EMEA and LATAM**	**APAC**	**Corporate and other unallocated**	**Total**
Operating profit growth	—	—	—	—	**(2.6)**
Adjusting items	—	—	—	—	12.3
Adjusted operating profit growth	**9.6**	**16.0**	**8.3**	**>(100.0)**	**9.7**
Effect of exchange rates	5.7	(7.4)	3.6	(27.3)	(1.5)
Adjusted operating profit growth (CER)[2]	**15.3**	**8.6**	**11.9**	**>(100.0)**	**8.2**
Organic adjustments	—	0.3	—	—	0.1
Organic operating profit growth	**15.3**	**8.9**	**11.9**	**>(100.0)**	**8.3**

[1] Following the change in operating model structure announced on 8 January 2026, 2025 figures have been restated

[2] For North America change in adjusted operating profit between the new and old segmental reporting reflects allocation of R&D spend (30 June 2026: £4m, 30 June 2025: £5m)

	Geographical Segments					
Six months ended 30 June 2026 vs 2025 (%)[1]	**North America**	**Europe**	**APAC**	**International**	**Corporate and other unallocated**	**Total**
Operating profit growth	—	—	—	—	—	**(2.6)**
Adjusting items	—	—	—	—	—	12.3
Adjusted operating profit growth	**9.3**	**18.4**	**6.6**	**12.2**	**>(100.0)**	**9.7**
Effect of exchange rates	5.6	(9.8)	1.4	4.1	(27.3)	(1.5)
Adjusted operating profit growth (CER)[2]	**14.9**	**8.6**	**8.0**	**16.3**	**>(100.0)**	**8.2**
Organic adjustments	—	0.1	—	0.7	—	0.1
Organic operating profit growth	**14.9**	**8.7**	**8.0**	**17.0**	**>(100.0)**	**8.3**

[1] Following the change in operating model structure announced on 8 January 2026, 2025 figures have been restated

[2] For North America change in adjusted operating profit between the new and old segmental reporting reflects allocation of R&D spend (30 June 2026: £4m, 30 June 2025: £5m)

	Geographical Segments				
Six months ended 30 June 2025 vs 2024 (%)[1]	**North America**	**EMEA and LatAm**	**APAC**	**Corporate and other unallocated**	**Total**
Operating profit growth	—	—	—	—	**4.5**
Adjusting items	—	—	—	—	(8.4)
Adjusted operating profit growth	**(7.7)**	**(6.9)**	**0.7**	**41.1**	**(3.9)**
Effect of exchange rates	5.0	8.9	6.2	(35.7)	5.9
Adjusted operating profit growth (CER)[2]	**(2.7)**	**2.0**	**6.9**	**5.4**	**2.0**
Organic adjustments	6.2	10.0	4.3	0.7	7.9
Organic operating profit growth	**3.5**	**12.0**	**11.2**	**6.1**	**9.9**

[1] Following the change in operating model structure announced on 8 January 2026, 2025 and 2024 figures have been restated

[2] For North America change in adjusted operating profit between the new and old segmental reporting reflects allocation of R&D spend (30 June 2025: £5m, 30 June 2024: £6m)



Six months ended 30 June 2025 vs 2024 (%)[1]	Geographical Segments North America	Europe	APAC	International	Corporate and other unallocated	Total
Operating profit growth	—	—	—	—	—	**4.5**
Adjusting items	—	—	—	—	—	(8.4)
Adjusted operating profit growth	**(7.6)**	**(1.3)**	**2.6**	**(19.6)**	**41.1**	**(3.9)**
Effect of exchange rates	5.0	3.8	6.4	19.1	(35.7)	5.9
Adjusted operating profit growth (CER)[2]	**(2.6)**	**2.5**	**9.0**	**(0.5)**	**5.4**	**2.0**
Organic adjustments	6.1	11.5	5.1	5.1	0.7	7.9
Organic operating profit growth	**3.5**	**14.0**	**14.1**	**4.6**	**6.1**	**9.9**

[1] Following the change in operating model structure announced on 8 January 2026, 2025 and 2024 figures have been restated

[2] For North America change in adjusted operating profit between the new and old segmental reporting reflects allocation of R&D spend (30 June 2025: £5m, 30 June 2024: £6m)

The following table reconcile reported gross profit growth to organic gross profit growth for the periods presented:

	Six months ended 30 June 2026 vs 2025	2025 vs 2024
Gross profit growth	**4.7%**	**(0.7)%**
Adjusted gross profit growth	**4.7%**	**(1.9)%**
Effect of exchange rates	0.0%	4.7%
Adjusted gross profit growth (CER)	**4.7%**	**2.8%**

Adjusted EBITDA

Adjusted EBITDA is calculated as profit after tax excluding income tax, finance income, finance expense, net monetary gain arising from hyperinflationary economies, adjusting items (as defined), depreciation of property, plant and equipment and right of use assets, amortisation of computer software, impairment of property, plant and equipment, right of use assets and computer software net of impairment reversals. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements.

Adjusted EBITDA eliminates differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense). As a result, we believe that adjusted EBITDA provides useful information to understand and evaluate the Group's operating results. The reconciliation between profit after tax for the period and adjusted EBITDA for the period ended 30 June 2026 and 30 June 2025 is provided below:



£m	Six months ended 30 June	
	2026	2025
Profit after tax	770	813
Add Back: Income tax	286	262
Less: Finance income	(34)	(47)
Less: Net monetary gain from hyperinflationary economies	(3)	(1)
Add Back: Finance expense	153	176
Operating profit	**1,172**	**1,203**
Net amortisation and impairment of intangible assets	28	26
Restructuring costs	169	26
Transaction-related costs	—	—
Disposals and others	(5)	(12)
Adjusted operating profit	**1,364**	**1,243**
Add Back: Depreciation of property, plant and equipment	82	82
Add Back: Depreciation of rights of use assets	27	24
Add Back: Amortisation of computer software	34	35
Add Back: Impairment of property, plant and equipment, rights of use assets and computer software net of impairment reversals	6	1
Adjusted EBITDA	**1,513**	**1,385**

Free cash flow

Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and net interest paid.

We believe free cash flow is meaningful to investors because it is the measures of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group's strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

The reconciliation of net cash inflow from operating activities to free cash flow for the period ended 30 June 2026 and 30 June 2025 is provided below:

£m	Six months ended 30 June	
	2026	2025
Net cash inflow from operating activities	**1,044**	**1,027**
Purchase of property, plant and equipment	(110)	(96)
Proceeds from sale of property, plant and equipment	21	—
Purchase of intangible assets	(30)	(33)
Proceeds from sale of intangible assets	—	—
Distributions to non-controlling interests	(8)	(8)
Interest paid	(174)	(195)
Interest received	26	39
Free cash flow	**769**	**734**

Net debt

Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents, short-term investments and derivative financial assets.

We analyse the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The


analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group's debt. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.

The reconciliation of net debt[1] to the different balance sheet items as at 30 June 2026 and 31 December 2025 is provided below:

£m	As at 30 June 2026	As at 31 December 2025
Short-term borrowings	(1,962)	(836)
Long-term borrowings	(6,290)	(7,773)
Derivative financial liabilities	(141)	(65)
Cash and cash equivalents	826	1,324
Derivative financial assets	54	87
Net debt	**(7,513)**	**(7,263)**

[1] Short-term investments as at 30 June 2026 were £nil (30 June 2025:£nil).